Exhibit (a)(1)(F)(F)

OPTION EXCHANGE PROGRAM FOR

EMPLOYEES WORKING IN FRANCE

Recorded Wednesday, June 24, 2009

Speaker:

Johnni Beckel, SVP of Total Rewards and Talent Management

JOHNNI BECKEL: Hello, everyone. I’m Johnni Beckel, SVP of Total Rewards and Talent Management. I’m pleased to have the opportunity to share with you today the details of our option exchange program. Thank you for taking the time to join us as we share important information about this new stock option exchange program.

This webcast is meant to supplement the much more detailed materials that have been e-mailed to you, including the offer to exchange document that is an exhibit to the scheduled tender offer that was filed with the U.S. Securities and Exchange Commission on Friday, June 19. You’ve also been sent a supplemental country guide specifically addressed to eligible employees working in France. In addition to listening to this webcast, I strongly encourage you to also read these important documents. So let’s get started.

I will spend the next 20 minutes reviewing the following information. First, I’ll talk about what led us to the decision to offer this program. I’ll review some basic information about how it will work. I’ll also go over the expected adjustments to outstanding equity awards as a result of the CareFusion spin-off. Then I’ll walk you through some next steps, including a review of what you will need to do if you wish to participate in the program.

Let me share a few thoughts on what led us to the decision to offer this exchange program. The simplest and main reason is what we want to do with our equity compensation program is what we originally intended for it to do, retain and motivate our key employees. This is especially critical at this time when we are about to become two companies. When options are so underwater, they obviously are not much of a motivator.

Another important reason we offer equity awards is to reinforce the alignment of interests of our leadership team with the interests of our shareholders. By tying some of our leadership’s compensation to our stock, we demonstrate to our investors that leaders also have a vested interest in the long-term success of the company. We are all focused on the same performance objectives and share collectively the accountability for the company’s performance.

Stock option exchanges are not a new idea but an idea that is becoming more common and accepted as the market declines over the past several months. Many companies, including Starbucks, Motorola, Intel, and Domino’s Pizza have offered exchange programs to help restore the original intent of their option plans as well.

The last two reasons we list here are important aspects of the program for our shareholders. The exchange ratios for the program are calculated on an accounting basis that is designed to avoid additional compensation expense for the grant of the new awards. Another important benefit of the exchange program is that it will significantly reduce the number of stock options we have outstanding. And as a result of the exchange program, both Cardinal Health and CareFusion will have less options outstanding after the spin-off equity conversion, another important factor for shareholders and the one I’ll talk more about in just a moment.

I wanted to share with you a few thoughts on why the exchange program in France is different than in other countries. As you will see in the offer to exchange document, for most employees we are offering new options in exchange for certain of their existing stock options. As a result of the timing of the offer, SEC rules and regulations, and local French laws, Cardinal Health is unable to grant new stock options as a result of the exchange program that would receive qualified tax treatment for French tax purposes. As a result, social charges and income tax would be due upon exercise. This problem did not exist with restricted stock units, or RSUs, so the decision was made to offer an exchange of eligible options for a grant of new qualified RSUs in France. Thus, when you review the offer to exchange, you should focus on the information that relates to grants of new RSUs in exchange for eligible options. So let’s take a closer look at some of the program highlights.

Let’s start with the highlights, and I’ll walk you through a lot of this in more detail in the upcoming slides. For a limited time, Cardinal Health is offering stock option participants who work in France and hold certain outstanding options the opportunity to exchange them for new RSUs. The exchange is not one for one. The number of new RSUs you would receive in exchange for existing options will be considerably fewer in number. The program applies only to options that meet certain criteria and does not apply to currently outstanding RSUs.

The program is voluntary, and you can make a choice to exchange all or none of your eligible grants, but you cannot exchange a portion of any one grant. You have the opportunity to make this choice from June 19 to July 17 by completing the paper election form that was sent to you and returning it by overnight delivery, mail, fax, or e-mail before 11:59 p.m. New York City time, July 17, 2009.

New RSUs are expected to be granted the first business day after the exchange period closes on July 20. The new RSUs will have a new two-year vesting period. That means all regular vesting rules apply. You must be an active employee on the vesting date to receive shares on the vesting date. In addition, the shares cannot be sold for two years following that date.

One of the conditions of the program is it must be approved by shareholders at a special shareholder meeting that we held on June 23. I am pleased to share with you that at this shareholders’ meeting this week, the shareholders did approve our option exchange program.

So who is eligible to participate? The program is open to stock option holders who are active employees of Cardinal Health as of the exchange period opening day, June 19, and through the end of the program, July 17. This means if you are not an active employee on July 17, any elections you make during the offering period will be cancelled and you will keep your existing options. You must also be employed on the grant date of the new RSUs to be eligible to receive them. Current and former board members, former employees, retirees, and executive officers named in our fiscal year ‘08 annual proxy statement are not eligible.

Okay. New RSUs will have a new two-year vesting period. This means an option grant that is exchanged for a new RSU grant will vest in full on July 20, 2011. In addition, you must hold your shares at least two years from the vesting date before selling the shares.

Each grant will have a different exchange ratio, not the same ratio for all grants. We’ll take a look at what those ratios are in a minute, but I wanted to address first the 15 percent effective discount. The discount is an important part of the program design in order not to incur additional accounting charges and to solicit shareholder approval. A decline in stock price during the period between when the exchange ratios are set and the program concludes could lead to an accounting charge because the exchange ratios were set at the beginning of the offer, but the accounting analysis will be conducted at the close of the offer. This discount of fair value reduces the risk of an accounting charge being recognized due to the program. It is important for shareholders to know that the program is not intended to cause incremental compensation expense to be recorded within the company’s financial statements. Let’s walk through that exchange formula.

Let’s say you have 1,000 eligible options, and the fair market value of one new RSU is about $30.84, which was our closing price on June 11, and the fair value of one eligible option is about $1.47. I’m sure many of you are wondering what we mean by fair value. More details on this and other aspects of the exchange program are in the offer to exchange document that was sent to you. I strongly encourage everyone to read this document.

We take the fair market value of the new RSU, $30.84, and divide it by the fair value of the eligible option, $1.47, to get the value-for-value exchange ratio, which in this example is 20.92 to 1. Then we take the 20.92 and multiply it by the 1.15, effectively creating a discount on the new RSU value received in order to reduce the risk of an accounting charge, resulting in a final exchange ratio of 24.05 to 1. As mentioned, this discount is an important aspect of the program for gaining shareholder support. And for the employee in this example, the impact of applying this 15 percent adjustment to the exchange ratio is not significant. If we had used the originally calculated value-for-value exchange ratio of 20.92 to 1, the employee would have received 48 new RSUs, but after applying the 15 percent adjustment to the exchange ratio, the employee received 42 new RSUs, a difference of 6 RSUs.

As you may have read in the materials, at least certain grants are included in the exchange program. Here is a list of annual grants showing the exchange ratios. Of course, all of the detail for each of your specific eligible grants is available in the materials that were e-mailed to you and in the offer to exchange document.

A couple of notes about this list. You’ll see that no grants made within the 12 months prior to June 19, 2009, the opening day of the exchange, are eligible. Only grants that have an exercise price of above

$56.45, our 52-week high as of June 19, are eligible for the exchange. So that means, for example, the August 23, 2004 grant with a strike price of $44.15, which is below our 52-week high, is not eligible to be exchanged in the program. Both vested and unvested options that meet the above criteria are eligible to exchange, but only the outstanding portions of the eligible grants that have not been exercised may be exchanged. This is not retroactive to any portion of the grants you’ve already exercised.

We are still on track to complete the spin-off of CareFusion this summer, so I’m sure many of you are wondering how the spin-off might affect your outstanding equity awards, including any options you choose to exchange. Let’s review a couple of scenarios.

First, a reminder of how grants are impacted by the spin. The conversion scenarios we will discuss do not apply to any shares that you may own that were not granted to you by Cardinal Health. These shares will receive the same distribution of CareFusion stock in the same ratio as public shareholders. The timing and distribution ratio will be announced publicly after approval of the Board. As we discussed on the stock option webcast earlier in the year after we announced the spin, grants made on or prior to September 26, 2007 will be split into equity of both companies. Grants made after September 26, 2007 will become grants in the company that employs you on the spin-off date.

It’s important to note that your election to exchange eligible options will not change the way your awards are converted. For example, the conversion approach for both eligible options and new RSUs will be based upon the grant date of the eligible options, not the grant date of the new RSUs.

Let’s walk through an example of what happens to a grant you decide not to exchange, and then we’ll walk through a grant you decide to exchange so you can see the difference in the numbers of shares.

The examples on the following pages are hypothetical and for informational purposes only. We do not currently know all the information necessary to perform the conversion calculations because they depend on future trading prices of Cardinal and CareFusion stock at the time of the spin-off and the distribution ratio that’s approved by the Board.

This slide shows the impact of the equity conversion on an option grant made on or prior to September 26, 2007 that has an exercise price of $61.38. For the purposes of modeling the conversion, we assumed a pre-spin stock price of $30.84 and a post-spin stock price of $22.50 for Cardinal Health and $8.45 for CareFusion. These are hypothetical stock prices. We cannot predict the stock price of Cardinal Health or CareFusion before or after the spin.

For this calculation we used the Cardinal Health closing price on the effective day of the spin-off and the opening price of the two companies on the first trading day after the spin-off is effective. I’m not going to address all the details of the calculations. They are set forth in the slide and are governed by U.S. tax laws.

We first calculated the exercise price of the new options of each company based on maintaining the ratio of the pre-spin stock and exercise prices. Then we determine the number of shares subject to each option by allocating the pre-spin intrinsic value between the options in each company based upon the percentage of the combined post-spin share price of each company.

The employee will have a similar number of options in each company but not necessarily the same, due to rounding involved in the calculations.

Now let’s look at the same scenario, but this time it’s an option you do decide to exchange.

Okay. This slide shows the impact of the equity conversion of a new RSU grant that replaced an eligible option that was originally made prior to September 26, 2007. The pre-spin number of RSUs is multiplied by the distribution ratio approved by the Board of Directors to calculate the number of CareFusion RSUs received. The number of Cardinal Health RSUs will not be impacted by the conversion.

This slide shows the impact of the equity conversion on an RSU grant that was originally made after September 26, 2007. The pre-spin number of RSUs is multiplied by the pre-spin closing price of Cardinal Health to calculate the pre-spin fair market value.

In this example the employee will work for CareFusion immediately following the spin-off. The pre-spin fair market value is divided by the post-spin opening share price of CareFusion stock to calculate the number of CareFusion RSUs to be received as a result of the spin-off.

So before I wrap up, let me review a few key dates. The exchange period will run through July 17, so if you decide you want to exchange any of your grants, we must hear from you before midnight New York City time on July 17. As previously mentioned, we hosted the shareholder meeting on June 23, where shareholders did approve the option to exchange program. New RSU grants for the exchange options are expected to be issued on July 20. And remember, all new RSUs will have a two-year vesting period and an additional two-year sales restriction.

A few notes on where to go for more information. In the e-mail that was sent to you, the offer to exchange and a supplemental country guide for employees working in France were attached. Even though these are long documents, I think you’ll find them to be extremely thorough and complete with all the information you need to consider. Please, I want to reinforce the importance of reading them.

Additionally, we’ll have an open Q&A call, where we’ll have a panel of experts ready to address any questions that you might have about the program once you review all the materials. This call will be on June 30. You should have received an invitation on Friday, June 19. You can also contact your local HR representative for additional information.

So a quick review of next steps. The question-and-answer session will be hosted on June 30. The program ends Friday, July 17, at 11:59 p.m. New York time. Complete the forms provided to you to make your choice and send them back to us at the fax or e-mail address provided.

Thank you.